UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.
(Name of issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of class of securities)

   141743 10 4
(CUSIP number)

TOMMY G. THOMPSON
405 State Highway 121, Suite B-240
Lewisville, TX  75067
           (972) 943-6050
(Name, address and telephone number of person authorized to receive notices and communications)

           April 1, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4
1.	Names of reporting persons. Tommy G. Thompson
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO-Other
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,767,989
	8.	Shared voting power -0-
	9.	Sole dispositive power 7,767,989
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 7,767,989
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount of Row (11) 5.48%
14.	Type of reporting person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation (“Company” or “Issuer”). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.	Identity and Background.

(a) Name: Tommy G. Thompson.

(b) Residence or Business Address: 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

(c) Present principal occupation or employment: Chairman, director and consultant.

(d) During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Thompson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

OO-Other
AF-Affiliate

Acquisition of Shares of the Issuer

On February 28, 2005, T2 Consulting, LLC, a Delaware limited liability company (“T2”), of which Mr. Thompson and two other individuals each owned one-third, entered into a Subscription and Investors Rights Agreement (“T2 Subscription Agreement”) in which T2 acquired a seventeen percentage (17%) ownership interest in CareView Communications, LLC, a Texas limited liability company (“CareView LLC”). CareView LLC subsequently converted into a Texas corporation, CareView Communications, Inc. (“CareView-TX”). On September 28, 2007, CareView-TX, its shareholders, and Ecogate, Inc. entered into a Securities Exchange Agreement, pursuant to which Ecogate, Inc. issued 87,684,910 shares of its Common Stock to the CareView-TX shareholders in exchange for 100% of the outstanding stock of CareView-TX. Upon the closing of the Securities Exchange Agreement, the ownership of T2 in CareView-TX was exchanged for 14,611,263 shares of Ecogate, Inc. (Ecogate, Inc. subsequently changed its name to CareView Communications, Inc. which is now a Nevada corporation and the Issuer.) In August 2010, T2 was dissolved and the remaining 14,475,666 shares owned by T2 were distributed equally among its members, of which Mr. Thompson received 4,825,222 shares. (For further details, see the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010, and the Securities Exchange Agreement dated September 28, 2007 and Subscription and Investor Rights Agreement dated February 28, 2005, filed as exhibits thereto, which exhibits are incorporated herein by reference.)

On March 27, 2013, the Company executed a Securities Purchase Agreement (the "Purchase Agreement") with multiple investors (collectively, the "Investors") relating to the sale and issuance of shares of the Company's common stock and warrants to purchase common stock in a private offering. At the closing on April 1, 2013, Mr. Thompson purchased 20,202 shares of the Company's Common Stock at a price of $0.495 per share for an aggregate purchase price of $10,000.  Mr. Thompson did not purchase any warrants thereunder.

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Options (“Options”)

On December 3, 2007, Mr. Thompson was issued an Option under the CareView Communications, Inc. 2007 Stock Incentive Plan (the “2007 Plan”) to replace an earlier option granted under a 2005 plan (the “Replacement Option”). The ten-year Replacement Option was for 1,222,565 underlying shares of the Company’s Common Stock at an exercise price of $0.4146 per share. The underlying shares vested immediately upon issuance. (See CareView Communications, Inc. 2007 Stock Incentive Plan and form of Non-Qualified Stock Option filed as exhibits to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010, which exhibits are incorporated herein by reference.)

On December 4, 2007, Mr. Thompson was issued an Option under the 2007 Plan for 500,000 underlying shares of the Company’s Common Stock at an exercise price of $0.94 per share. The underlying shares of the ten-year Option vest at the rate of one-third of the shares on the first, second and third anniversary date of the issuance of the Option.

On January 6, 2010, Mr. Thompson was issued an Option under the CareView Communications, Inc. 2009 Stock Incentive Plan (the “2009 Plan”) for 100,000 underlying shares of the Company’s Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vested immediately upon issuance. The Option was issued in exchange for the services provided by Mr. Thompson for the year ended December 31, 2009 in his role as Chairman of the Board and as Chair of the Compensation Committee. (See CareView Communications, Inc. 2009 Stock Incentive Plan filed as an exhibit to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010, which exhibit is incorporated herein by reference.)

On March 26, 2010, Mr. Thompson was issued an Option under the 2009 Plan for 100,000 underlying shares of the Company’s Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vest on December 31, 2010. The Option was issued in exchange for the services already provided and to be provided by Mr. Thompson for the year ending December 31, 2010 in his role as Chairman of the Board and as Chair of the Compensation Committee.

Common Stock Purchase Warrant (“Warrant”)

On August 20, 2010, in an effort to resolve all past, current and future claims due pursuant to the Subscription and Investors Rights Agreement mentioned above, the Company entered into a Revocation and Substitution Agreement with T2, Thompson and its other members (the “Agreement”). In exchange for the revocation of the T2 Subscription Agreement by T2, Thompson, and its other members, the Company agreed to issue to each of Thompson and the other members, a five-year Warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $1.00 per share. (For further details, see the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and Revocation and Substitution Agreement dated August 20, 2010, filed as an exhibit thereto, which exhibit is incorporated herein by reference.)

Item 4.	Purpose of Transaction.

See Item 3 above.

Mr. Thompson has no plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Thompson directly owns 1,345,424 shares of the Company’s Common Stock. Mr. Thompson also directly owns Options and a Warrant for the purchase of an additional 2,922,565 shares of the Company’s Common Stock, bringing his direct ownership to an aggregate of 4,267,989 shares. Mr. Thompson indirectly owns 2,500,000 shares through Thompson Family Investment II, LLC and 1,000,000 shares through Thompson Family Investment III, LLC, for which Mr. Thompson serves as sole manager. Mr. Thompson's direct and indirect ownership is an aggregate of 7,767,989 shares.The percentage of class for Mr. Thompson is 5.48% and is based on 141,668,607 shares which would be outstanding if all of Mr. Thompson’s Options and Warrant were exercised.

(b) Mr. Thompson has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 7,767,989 shares of the Company’s Common Stock owned by him or to be acquired by him through the exercise of Options and a Warrant. (See Rows 7-10 of page 2 herein.)

(c) Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by Mr. Thompson.

(d) Mr. Thompson knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

On August 20, 2010, in conjunction with the Revocation and Substitution Agreement with T2 referenced hereinabove, the Company and Mr. Thompson executed an Agreement Regarding Gross Income Interest in which Mr. Thompson shall receive a one-third portion of one and one-half percent (1  1/2%) on all revenues (without deductions of any kind) of the Company and its subsidiaries, which income interest is retroactive to February 28, 2005. The Agreement Regarding Gross Income Interest does not have a termination date; however, it does provide that the Company has the right to acquire the Gross Income Interest of Mr. Thompson from September 1, 2013 until December 31, 2015, for the Purchase Price and that Mr. Thompson has the right to require that his Gross Income Interest be purchased by the Company any time from September 1, 2011 until December 31, 2015, for the Purchase Price. Purchase Price means, absent an agreement between Mr. Thompson and the Company to the contrary, at CareView’s election, either: i) a monetary amount equal to the aggregated Gross Income Interest received by Mr. Thompson in the twelve (12) month period immediately prior to the sale, transfer or exchange, or ii) the payment of the monetary amount as determined in i) above in shares of CareView’s Common Stock at Fair Market Value. (For further details, see the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and Agreement Regarding Gross Income Interests with Tommy G. Thompson, filed as an exhibit thereto, which exhibit is incorporated herein by reference.)

Except for as outlined hereinabove, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
1.0	February 28, 2005	Subscription and Investor Rights Agreement between T2 Consulting, LLC and CareView Communications, LLC(1)
1.1	09/27/07	Securities Exchange Agreement by and between Ecogate, Inc., CareView Communications, Inc., and Shareholders of CareView Communications, Inc.(1)
1.2	12/03/07	Non-Qualified Stock Option, form of(1)
1.3	09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan(1)
1.4	N/A	Non-qualified Stock Option, form of(1)
1.5	August 20, 2010	Revocation and Substitution Agreement between T2 Consulting, LLC and the Company(1)
1.6	August 20, 2010	Agreement Regarding Gross Income Interests with Tommy G. Thompson(1)
1.7	March 27, 2013	Securities Purchase Agreement, form of*

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
*	File as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.

(Signature page follows)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 1, 2013	By:	/s/ Tommy G. Thompson
Tommy G. Thompson, an individual